SEC 09056532 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52373

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/07 (MM/DD/YY) AND ENDING 11/28/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EPOCH SECURITIES, INC.

OFFICIAL USE ONLY
103899
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 Turnpike Road
(No. and Street)

Southborough (City) MA (State) 01772 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert P. Meo (212) 902-6856
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
JAN 27 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

January 23, 2009

State of Massachusetts
ss:
County of Massachusetts

I, the undersigned, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Epoch Securities, Inc. as of November 28, 2008, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Michael A. Reardon
President and CEO
Epoch Securities, Inc.

Subscribed and sworn before me;

This 23rd day of January, 2009

KELLEY A. SPANO
Notary Public
Commonwealth of Massachusetts
My Commission Expires
August 16, 2013

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Shareholder of
Epoch Securities, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Epoch Securities, Inc. (the "Firm") at November 28, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 23, 2009

EPOCH SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

As of November 28, 2008

Assets	
Cash	$ 12,943,777
Cash segregated for regulatory and other purposes	747,080
Receivables from affiliates	13,642,735
Deferred tax asset	12,568
Total assets	$ 27,346,160
Liabilities and shareholder's equity	
Other liabilities and accrued expenses	$ 782,902
Payable to affiliates	226,163
Total liabilities	1,009,065
Contingencies	
Shareholder's equity	
Common stock, par value $0.01 per share; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	118,071,341
Accumulated deficit	(91,734,256)
Total shareholder's equity	26,337,095
Total liabilities and shareholder's equity	$ 27,346,160

The accompanying notes are an integral part of this statement of financial condition.

EPOCH SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Description of Business

Epoch Securities, Inc. (the firm) is a registered U.S. broker-dealer and a wholly owned subsidiary of The Goldman Sachs Group Inc. (Group Inc.), a Delaware corporation and a bank holding company. The firm acts as the principal underwriter and distributor of variable insurance products issued by Commonwealth Annuity and Life Insurance Company (Commonwealth Annuity), an affiliated annuity and life insurance provider. Also, the firm offers common remitter services to certain retirement plan providers. The firm continues to engage in investment banking activities, which include acting as a distribution channel for Goldman, Sachs & Co (GS&Co.) for initial public and secondary securities offerings to retail customers.

Note 2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition includes the accounts of the firm and the results of transactions with affiliated entities. These are primarily securities and commission based transactions.

Unless otherwise stated herein, all references to November 2008 refer to the firm's fiscal year ended, or the date, as the context requires, November 28, 2008.

Use of Estimates

The statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Income Taxes

Deferred tax assets are recognized for temporary differences between the financial reporting and tax bases of the firm's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amounts that more likely than not will be realized. Tax provisions are computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

The firm adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109," as of December 1, 2007. A tax position can be recognized only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition. Prior to the adoption of FIN 48, contingent liabilities related to income taxes were recorded when the criteria for loss recognition under SFAS No. 5, "Accounting for Contingencies," as amended, had been met. The adoption of FIN 48 did not have an effect on the firm's financial condition.

The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns. The firm's tax asset/liability is determined as if it were filing a tax return on a stand-alone company basis The firm's tax receivable from Group Inc. is presented as a component of "Receivables from affiliates" in the statement of financial condition. At November 2008, the company had a net receivable of $4.2 million from Group Inc. for its income taxes.

Note 3. Related Party Transactions

On March 28, 2005, the firm entered into a service agreement with GS&Co., a U.S. registered broker-dealer and an affiliate, whereby GS&Co. provides management, administrative and operational services required by the company.

The firm has recorded $13.6 million of receivables from affiliates, of which $9.4 million is in a brokerage account with GS&Co., and $4.2 million is due from Group Inc. related to income taxes. The firm also has $0.2 million payable to affiliates.

Note 4. Contingencies

The firm may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the result of such proceedings, in aggregate, will not have a material adverse effect on the firm's financial condition, but may be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period. Given the inherent difficulty of predicting the outcome of the firm's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the firm cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may have been incurred.

Note 5. Income Taxes

The current tax provision includes a tax benefit of $2.3 million related to previously unrecognized deferred tax assets for New York State (NYS) and New York City (NYC) net operating loss carryforwards (NOLs). At November 2008, the NYS and NYC NOLs have been fully utilized. The receivables related to these NOLs are included as a component of "Receivables from affiliates" in the Statement of Financial Condition.

Note 6. Net Capital Requirements

The firm is a registered U.S. broker-dealer and is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements. The firm has elected to compute net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1. As of November 2007, the firm had regulatory net capital of $22.2 million, which exceeded the amount required by $21.9 million.

On January 19, 2005, the firm entered into a clearing agreement with Goldman Sachs Execution and Clearing (GSEC), an affiliated clearing broker-dealer, to clear all of the firm's securities transactions on a fully disclosed basis. This agreement is consistent with the terms of the SEC No-Action Letter dated November 3, 1998 relating to the capital treatment of assets in the Proprietary Accounts of Introducing Brokers (PAIB). Accordingly, the firm is permitted to include PAIB assets as allowable assets in its net capital computations.

As it relates to its common remitter activities business, the firm has determined that it is not currently in compliance with the exemptive provisions of SEC Rule 15c3-3 (k) (2) (i) which prescribes the maintenance of a "Special Account for the Exclusive Benefit of Customers". The firm is in the process of obtaining the proper account documentation to gain compliance. Customer funds deposited in the bank account have not been commingled with the proprietary activities of the firm and the account has been used in accordance with the purpose stated in its application relating to a proposed expansion in business activities filed with, and approved by, the National Association of Securities Dealers in 2007. With respect to its investment banking business, the firm is in compliance with the exemptive provisions of SEC Rule 15c3-3 (k) (2) (ii) as it continues to clear all of its securities transactions with GSEC on a fully disclosed basis.

EPOCH SECURITIES, INC.

Statement of Financial Condition
As of November 28, 2008

SEC Mail Processing
Section

JAN 2 7 2009

Washington, DC
111